January 7, 2026

Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
Triton Towers Two
700 S. Renton Village Place, Seventh Floor
Renton, WA 98057

       Re: Radiant Logistics, Inc.
           Registration Statement on Form S-3
           Filed December 22, 2025
           File No. 333-292365
Dear Bohn H. Crain:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Stephen M. Cohen, Esq.